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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
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                              PUBLICIS GROUPE S.A.
                       (Name of Subject Company (Issuer))
                              PUBLICIS GROUPE S.A.
                      (Names of Filing Persons (Offerors))
                                 EQUITY WARRANTS
                         (Title of Class of Securities)
                               ISIN FR0000312928*
                      (CUSIP Number of Class of Securities)


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                               JEAN-MICHEL ETIENNE
                              PUBLICIS GROUPE S.A.
                         133, AVENUE DES CHAMPS-ELYSEES
                               75008 PARIS, FRANCE
                                33 1 44 43 70 00
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)


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                                    COPY TO:
                                ELLIOTT V. STEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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                            CALCULATION OF FILING FEE


Transaction Valuation: $301,833,972.04**     Amount of Filing Fee: $32,296.25***

* The equity warrants ("Warrants") of Publicis Groupe S.A. have an International Securities Identification Number ("ISIN") but do not have a CUSIP number.
** Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934. This calculation assumes the purchase of any and all issued and outstanding Warrants, at the offer price of euro 9 per Warrant in cash in euros (U.S.$10.89 per Warrant at an exchange rate of U.S.$1.2103 per euro 1, which was the noon buying rate on January 13, 2006, as published by the U.S. Federal Reserve Bank of New York). As of January 13, 2006, there were 27,709,748 Warrants issued and outstanding. The amount of the filing fee was calculated at a rate of $107.00 for each $1,000,000 of the transaction value.
*** Filing fee previously paid in connection with the initial filing of this Schedule TO.

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[ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.
[x]     issuer tender offer subject to Rule 13e-4.
[ ]     going-private transaction subject to Rule 13e-3.
[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

This Amendment No. 3 ("Amendment No. 3") to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement is filed herewith under cover of Schedule TO (the "Schedule TO") by Publicis Groupe S.A. ("Publicis"), a SOCIETE ANONYME organized under the laws of the Republic of France, and relates to this offer by Publicis (this "Offer"), to purchase any and all of its issued and outstanding equity warrants ("Warrants") at a single price in euros of euro 9 per Warrant. Subject to applicable law and regulatory approvals, Publicis reserves the right to extend or otherwise amend or terminate this Offer in any respect. This Offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 17, 2006, as amended (the "Offer to Purchase"). The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(C).

This Amendment No. 3 amends and supplements the Schedule TO filed by Publicis on January 17, 2006, as amended on January 31, 2006 and February 10, 2006, as set forth below.

All information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.          ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

On February 15, 2004, Publicis issued a press release announcing the preliminary results of the offer, a copy of which is filed as Exhibit (a)(1)(H) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit
(a)(1)(H), as follows:

(a)(1)(A) Press Release issued in France dated January 3, 2006 (English translation).*

(a)(1)(B) Publication in Les Echos in France, dated January 16, 2006 (English translation).**

(a)(1)(C)         Offer to Purchase dated January 17, 2006, as amended.***

(a)(1)(D) English translation of French NOTE D'INFORMATION, dated January 13, 2006, the offer document disseminated to holders of warrants in connection with this offer in France.****

(a)(1)(E)         Order to Tender Form of Euro Emetteurs Finance.****

(a)(1)(F) Notice Form of Euro Emetteurs Finance distributed to certain holder(s).****

(a)(1)(G)         Cover Letter distributed to Greek holder(s) of Warrants.****

(a)(1)(H)         Press Released dated February 15, 2006.*****

(a)(5) Summary of Differences between International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (including reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP for the six month period ended June 30, 2005).****

(b)               Not applicable.

(c) Report of the Independent Expert on the Offer Consideration by Ricol, Lasteyrie & Associes, dated as of January 2, 2006 (English translation) (included in the Offer to Purchase under the title "SPECIAL FACTORS--4. Financial Analysis of This Offer--Report of the Independent Expert on the Offer Consideration").

(d)(1)(A) Agreement to Issue Bonds with Share Subscription Warrants ("OBSA"), dated as of September 24, 2002, by Publicis Groupe S.A. (incorporated by reference from Exhibit 4.2 to the Form 4/A filed by Publicis Groupe S.A. on August 12, 2002).

(d)(1)(B) Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(C) Shareholders' Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(D) First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

(d)(1)(E) Shareholders' Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(F) First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

(d)(1)(G) Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc., dated as of March 7, 2002 (incorporated by reference from Exhibit 2.1 to the Form 6-K furnished to the SEC by Publicis Groupe S.A. on March 14, 2002).

(d)(1)(H) Commitment Letter, dated as of January 2, 2006, from Dentsu Inc. to Publicis Groupe S.A.****

(e)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.



* Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 3, 2006.

** Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 17, 2006.

***      Previously filed on Schedule TO by Publicis Groupe S.A. on January 31,
         2006.

****     Previously filed on Schedule TO by Publicis Groupe S.A. on January 17,
         2006.

*****    Filed herewith.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                                     PUBLICIS GROUPE S.A.


                                     By: /s/ Claudine Bienaime
                                     -------------------------------------------
                                     Name:    Claudine Bienaime
                                     Title:   General Secretary

ITEM 12.          EXHIBITS.

EXHIBIT NO.       DESCRIPTION

(a)(1)(A) Press Release issued in France dated January 3, 2006 (English translation).*

(a)(1)(B) Publication in Les Echos in France, dated January 16, 2006 (English translation).**

(a)(1)(C)         Offer to Purchase dated January 17, 2006, as amended.***

(a)(1)(D) English translation of French NOTE D'INFORMATION, dated January 13, 2006, the offer document disseminated to holders of warrants in connection with this offer in France.****

(a)(1)(E)         Order to Tender Form of Euro Emetteurs Finance.****

(a)(1)(F) Notice Form of Euro Emetteurs Finance distributed to certain holder(s).****

(a)(1)(G)         Cover Letter distributed to Greek holder(s) of Warrants.****

(a)(1)(H)         Press Release dated February 15, 2006.*****

(a)(5) Summary of Differences between International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (including reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP for the six month period ended June 30, 2005).****

(b)               Not applicable.

(c) Report of the Independent Expert on the Offer Consideration by Ricol, Lasteyrie & Associes, dated as of January 2, 2006 (English translation) (included in the Offer to Purchase under the title "SPECIAL FACTORS--4. Financial Analysis of This Offer--Report of the Independent Expert on the Offer Consideration").

(d)(1)(A) Agreement to Issue Bonds with Share Subscription Warrants ("OBSA"), dated as of September 24, 2002, by Publicis Groupe S.A. (incorporated by reference from Exhibit 4.2 to the Form 4/A filed by Publicis Groupe S.A. on August 12, 2002).

(d)(1)(B) Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(C) Shareholders' Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(D) First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

(d)(1)(E) Shareholders' Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(F) First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

(d)(1)(G) Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc., dated as of March 7, 2002 (incorporated by reference from Exhibit 2.1 to the Form 6-K furnished to the SEC by Publicis Groupe S.A. on March 14, 2002).

(d)(1)(H) Commitment Letter, dated as of January 2, 2006, from Dentsu Inc. to Publicis Groupe S.A.****

(e)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.



* Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 3, 2006.

** Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 17, 2006.

***      Previously filed on Schedule TO by Publicis Groupe S.A. on January 31,
         2006.

****     Previously filed on Schedule TO by Publicis Groupe S.A. on January 17,
         2006.

*****    Filed herewith.